May 1, 2007
Mail Stop 4561
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention: Karen J. Garnett, Assistant Director

Re:	Brookshire Raw Materials (U.S.) Trust Registration Statement on Form S-1 File No. 333-136879
Ladies and Gentlemen:
     On behalf of, and as counsel for, Brookshire Raw Materials Management, LLC, a Delaware limited liability company (the “Managing Owner”) and Brookshire Raw Materials (U.S.) Trust, a Delaware statutory trust (the “Trust” or “Registrant”), and each of the co-registrants noted thereon and signatory thereto (collectively, the “Co-Registrants”), we hereby transmit for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 3 (the “Amendment”) to the Trust’s Registration Statement on Form S-1 (the “Registration Statement”).
     This letter also responds to the January 5, 2007 letter that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided with respect to the Registration Statement, as amended. The responses of the Registrant and each of the Co-Registrants are set forth below.
     For your convenience, the Staff’s comments are reproduced below in bold type and are followed by the Managing Owner’s and the Registrant’s and each of the Co-Registrant’s response. Where we have revised the disclosure in the Registration Statement in response to the Staff’s applicable comments, we have noted the applicable page number of the marked Prospectus on which such revisions appear. We have sent via messenger 3 copies of this response, as well as 3 copies of Amendment No. 3 marked, to show changes to Amendment No. 2 to the Registration Statement filed on December 13, 2006, to Karen J. Garnett, Assistant Director. .

General
1.	We note your response to prior comment 1. We are unable to agree with your conclusion that each fund is not a separate registrant. Please revise your registration statement to identify each fund as a separate co-registrant and ensure that each fund separately signs the registration statement.
Response
     We have revised the Registration Statement to identify each fund as a separate Co-Registrant and each fund has separately signed the Registration Statement.
Financial Statements, page F-1
2.	Please continue to monitor the financial statement and audit requirements under rules 3-01, 3-02, 3-03 and 3-04 of Regulation S-X.
Response
     We have revised the disclosure in the Prospectus to include the required financial statements. Please see page F-1 of the Prospectus.
Part II
Exhibit Index
3.	Please tell us why all of your exhibits are identified as the “form of” the relevant document. Alternatively, please confirm that you will file final copies of each document as exhibits to the registration statement and revise the exhibit index accordingly.
Response
     The Form of Subscription Agreement, which is to be filed by amendment, shows the form of the agreement that will be entered into between investors and the Trust. We have deleted all other “form of” documents from the Prospectus exhibit list. We confirm that we will file final copies of these other documents as exhibits to the Prospectus, and we have revised the exhibit index accordingly.
Exhibit 5.1
4.	Refer to paragraph number 4 on page 2 of the opinion letter. Please provide a revised opinion that addresses the legality of the “Limited Units,” as defined on page 1 of the opinion, rather than the “Units.”

Response
     We have revised the legal opinion accordingly.
     If you have any questions regarding the foregoing responses or the enclosed Amendment or need additional information, please do not hesitate to contact me at (212) 440-4471 or Richard Holbrook, also of this office, at (202) 508-8879. Please note that I am now transaction counsel at Crowell & Moring LLP. Please direct all correspondence to me at 153 East 53 Street, 31st Floor, New York, New York 10022.

Very truly yours,
/s/ Robert G. Frucht
Robert G. Frucht
of CROWELL & MORING LLP

Enclosures

cc:	John Marshall Gary Sugar